September 27, 2018

Robert W. Ferguson
Chief Executive Officer
Advantego Corp.
3801 East Florida Ave., Suite 400
Denver, CO 80210

       Re: Advantego Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 18, 2018
           File No. 333-226513

Dear Mr. Ferguson :

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2018 letter.

Amendment No. 1 to Form S-1

Selling Shareholders, page 15

1. We note your response to comment 2 and we reissue it in part. Please discuss the dilutive effect the investment agreement may have upon your common stock. Robert W. Ferguson
Advantego Corp.
September 27, 2018
Page 2

       Please contact Ronald E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any questions.



                                                        Sincerely,

FirstName LastNameRobert W. Ferguson                    Division of Corporation
Finance
                                                        Office of Beverages,
Apparel and
Comapany NameAdvantego Corp.
                                                        Mining
September 27, 2018 Page 2
cc:       William T. Hart
FirstName LastName